Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP ANNOUNCES THE PRELIMINARY UN-AUDITED RESULTS FOR 2004

x	Consolidated net profits grew 46.8% in 2004 to 52.7 million Euros, reflecting a combination of strong results in both the banking and insurance operations;
x	Continuing strong increase in fees and commissions which grew 12.7% in 2004;
x	Solid growth in insurance results, confirming the turnaround initiated in 2003;
x	Estimated average market share of banking operations reaches 17.7% in 2004, whilst insurance operations improve their ranking positions in the Portuguese ranking.

Luxembourg/Portugal – March 16th, 2005 - Espírito Santo Financial Group S.A. (“ESFG”) (Euronext Lisbon and NYSE: ESF) announced today its preliminary un-audited consolidated results for year end 2004.

General Comments

The 46.8% increase in consolidated net profits to 52.7 million Euros reflects the strong performance of both the banking and insurance subsidiaries, following the turn around in 2003. The strategies implemented at the banking level, namely the concentration of certain more affluent segments of the clientele, the emphasis on promoting fee earning activities, and the determination to keep costs down has paid handsomely, permitting the banking subsidiaries to perform well in a weak economic environment. Cross selling continues to contribute significantly both to the marketing of bank and insurance profits and the origination of fees. The role of the non-life insurance agents in the marketing of banking products is being emphasised and is expected to achieve increased importance in the future. Investment banking results were particularly significant in 2004, with a strong contribution to fee generation originating from new sources of business, many of them international. All these factors contributed to the market share of banking operations reaching an estimated 17.7% in 2004.

The insurance operations benefited from more selective portfolio gathering and cost containment which caused significant improvements in technical results. A carefully managed investment portfolio and an improvement in stock exchange performance helped the investment results, albeit at lower yield basis. ESFG’s insurance operations are thus well placed to face the challenges resulting from the restructuring of the insurance industry in Portugal, arising from the increased state market share in non-life and the entry of a new player in the life business.

Principal Item Analysis

Net interest income before provisions for loan losses. declined 3.9% in 2004. This is explained by the fact that, on a consolidated basis, ESFG’s loans and advances to customers increased only 7.1%, an increase which had to contend with the decline in margins in the Portuguese banking operations from 1.97% in 2003 down to 1.79% in 2004. Lower margins are primarily a consequence of strong competition for customer funds in the Portuguese market and low interest rates which limit the capacity to make short term funds profitable.

On the other hand, consolidated net interest income after provisions for loan losses increased by 3.4% in 2004, resulting from a 17.1% decline in provisions for loan losses in the same period. This is due to the combined effects of strong provisioning in previous years and the improvement in the Portuguese economy after the recession of 2002. Nevertheless, credit provisions were still considerably reinforced at the Portuguese banking subsidiaries.

Still at the Portuguese banking group level, non-performing loan ratios showed an improvement in 2004 over 2003, whilst overdue loans provision coverage levels also registered significant improvements to levels ranging from 141.0% to 167.1% in 2004.

Consolidated Fee and Commission income grew 12.7% in 2004 compared to 2003, reflecting the strategy adopted throughout the group. The success of this strategy is evidenced by the 21.2% increase in banking fees (including investment banking) and the 6.3% increase in cross selling fees. Amongst the first, the strongest contributions originated from account management fees, commissions on loans, guarantees, corporate and project financing fees and securities related fees. ESFG’s investment banking operation, was a major contributor to this performance due to the important transactions carried out during the year, namely in project finance and mergers and acquisitions, with substantial contributions coming from international activities.

The success of the cross selling strategy, together with the Group’s diversified business model were the main factors behind the advances in cross selling fees. Among these, the greatest contribution came from asset management, credit cards and bancassurance.

ESFG’s private banking operation in Switzerland where commissions increased by 18.9% in 2004, was also a significant contributor to this item in ESFG’s consolidated accounts.

The aggregate of Net Trading Account Profits, Net Investment Securities Gains and Net Gains on Foreign Currency Transactions posted an 18.0% decline in 2004 against 2003 results, to 190.6 million Euros, whilst remaining a strong component in ESFG’s consolidated income in 2004.

The decline reflected a strong reduction in Net Gains on Foreign Currency Transactions, which was not compensated by improvements on the other two components, significant as they were. The principal causes for the above mentioned decline were long term interest rates at historically low levels and moving within very narrow fluctuation ranges, which affected trading results achieved at the banking operation level in Portugal.

Insurance Premiums reached 1,305.5 million Euros in 2004, corresponding to a 3.8% growth against 2003 figures, reflecting moderate growth in the life and non-life operations, combined with more vigorous growth in the non-life bancassurance operation.

Total non-life premiums1 (including non-life bancassurance) grew 7.1% to 395.0 million Euros in 2004, leading to a total market share increase to 9.4% in the period, which reverses the recent downward trend. Above market premium growth was registered in both components, with non-life premiums increasing by 5.5% and non-life bancassurance premiums growing by 17.3% in 2004.

In general, growth was above budget estimates, with very strong growth in strategic products, such as Health and Personal Accidents, which increased 17.7% and 42.0% respectively. At the end of the year, ESIA – Inter Atlântico, a small Espírito Santo Financial Group owned non-life insurance company, merged with Companhia de Seguros Tranquilidade, enhancing its portfolio base.

In the life sector, total premium income increased by 4.6% to 898.7 million Euros against the comparable period in 2003, corresponding to an estimated market share of 14.3% in 2004. In respect of premiums subscribed in the Portuguese market, all three main product categories continued to develop positively. In the private pension plans segment, ESFG’s life assurance operation continued to be the leader, with a market share of 27.4% and an increase of premiums of 4.2% compared to 2003. Capitalization products increased 5.3% over the same time period of last year, strongly influenced by the renewal of policies, notwithstanding their lower guaranteed rates. Term products also continued to develop in 2004 in line with expectations, with total premiums increasing by 4.2% against 2003.

Consolidated Insurance Benefits and Claims posted a 6.1% increase in 2004 to reach 1,303.6 million Euros.

The statutory combined ratio at the non-life operation was 99.1% at the end of December 2004, reflecting a slight deterioration over the level of 97.4% reached at the end of 2003, and explained by the lesser reinsurance recoveries in 2004. At the non-life bancassurance level, the combined ratio improved slightly from 94.8% down to 94.1% over the same time period. At the life assurance operation, an 11.0% decrease in total claims in 2004, is explained by the fact that there was a large amount of single premium policies maturing in 2003, which were not as significant in 2004.

The aggregate of Salaries and Benefits and Occupancy Costs grew 4.2% in 2004 against 2003, reflecting an 11.0% decline in occupancy costs, combined with a 6.0% increase in salaries and benefits, not much above inflation. Important efforts at cost containment, both

1 Excluding ESIA-Inter-Atlântico

at the level of the banking and insurance operations, accounted for the modest level of overall growth in these areas.

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(Tables to Follow)

The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Investment banking, Stock-brokerage and Asset management in Portugal and internationally. For additional information on Espírito Santo Financial Group, its subsidiaries, operations and results, please visit the Company’s website on www.esfg.com.

ESPIRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2004

	(In millions of Euro)
ASSETS
Cash and due from banks	1 627.3	1 609.1
Interest-earning deposits with banks	5 676.1	4 788.6
Trading account securities	458.2	1 766.0
Investment securities	8 465.6	8 680.9
Loans and advances to customers	27 590.1	29 555.1
Provision for loan losses	(820.1)	(829.4)
Other equity holdings	799.5	873.6
Accrued interest income	226.0	219.0
Property and equipment	440.7	446.9
Other assets	3 200.0	3 403.2

TOTAL ASSETS	47 663.4	50 513.0

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits from banks	3 412.8	3 176.0
Demand deposits	6 602.8	7 092.7
Time deposits	12 838.0	12 819.8
Securities sold under repurchase agreements	458.2	1 487.6
Other short-term borrowings	1 812.5	745.5
Insurance reserves	5 383.5	5 930.0
Accrued interest and other liabilities	1 670.7	1 438.5
Corporate borrowings and long-term debt	12 923.3	15 068.0
Convertible bonds	310.0	310.0

TOTAL LIABILITIES	45 411.8	48 068.1

MINORITY INTERESTS	2 167.3	2 315.2

SHAREHOLDERS' EQUITY
Ordinary shares, EUR10 par value;
100 000 000 shares authorised (2003: 100 000 000)
47 908 555 shares issued	479.1	479.1
Retained earnings	(396.0)	(352.5)
Accumulated other comprehensive income	1.2	3.1

TOTAL SHAREHOLDERS' EQUITY	84.3	129.7

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	47 663.4	50 513.0

ESPIRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,

	2002		2003	2004

	(In millions of Euro)

INTEREST INCOME
Interest on loans	1 489.6		1 267.5	1 216.8
Interest and dividends on securities:
Trading securities	98.0		59.1	49.8
Investment securities	180.5		208.5	234.5
Other interest income	119.6		136.7	136.0

Total interest income	1 887.7		1 671.8	1 637.1

INTEREST EXPENSE
Interest on deposits	524.1		419.1	388.2
Interest on securities sold under repurchase agreements	41.9		28.6	36.8
Interest on short-term borrowings	47.5		33.1	16.3
Interest on corporate borrowings and long-term debt	438.3		432.2	466.0
Interest on convertible bonds	12.9		15.5	15.5

Total interest expense	1 064.7		928.5	922.8

NET INTEREST INCOME	823.0		743.3	714.3
Provisions for loan losses	(231.8)		(264.0)	(218.9)

Net interest income after provision for loan losses	591.2		479.3	495.4

OTHER INCOME
Fee and commission income	297.5		356.1	401.3
Net trading account profits (losses)	(47.3)		21.4	52.4
Net investment securities gains (losses)	(30.2)		28.7	105.0
Insurance premiums	1 080.3		1 258.0	1 305.5
Other insurance (expenses) income	(5.6)		203.2	208.5
Net gains on foreign currency transactions	216.5		182.3	33.2
Other operating income	152.4		235.0	281.0

Total other income	1 663.6		2 284.7	2 386.9

OTHER EXPENSES
Salaries and benefits	441.8		444.7	471.5
Occupancy cost	55.2		53.5	47.6
Insurance benefits and claims	1 053.1		1 228.9	1 303.6
Insurance underwriting and related expenses	86.0		84.7	85.9
Depreciation	65.6		55.3	47.0
Amortization	90.6		101.9	102.3
Other expenses	345.1		474.5	486.3

Total other expenses	2 137.4		2 443.5	2 544.2

Income before income taxes and minority interests	117.4		320.5	338.1
Income taxes	(14.2)		(66.7)	(49.1)
Minority interests in income of consolidated subsidiaries	(146.4)		(217.7)	(237.0)
Income/(losses) in associated undertakings	(1.9)		(0.2)	0.7

NET INCOME (LOSS)	(45.1)		35.9	52.7

NET INCOME (LOSS) PER SHARE
Basic	(1.04)		0.79	1.10
Diluted	(1.04	)(1)	0.79 (1)	1.10
Weighted average number of shares outstanding:
For basic earnings per share	43,253,371		45,643,406	47,908,555

For diluted earnings per share	43,253,371	(1)	45,643,406 (1)	47,908,555

(1) Convertible bonds interest and shares resulting from future conversions are excluded from the calculation due to anti     XXXXXXX ?TEXT MISSING? XXXXXXX